Exhibit 99.4

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Separate Interim

Financial Information as at

September 30, 2016

(Unaudited)

The information contained in these separate interim financial information constitutes a translation of the separate interim financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2016 and for the nine and three-month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 132 million as of September 30, 2016, and the loss from this investee company amounted to NIS16 million and NIS 7 million for the nine and three month period's then ended , respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 22, 2016

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Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

Condensed Separate Interim Information of Financial Position

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million

Assets
Cash and cash equivalents	412	346		110
Investments	859	878		648
Trade receivables	706	756		668
Other receivables	106	114		119
Dividend receivable	85	172		-
Loans granted to investees	110	289		288
Total current assets	2,278	2,555		1,833

Trade and other receivables	198	147		180
Property, plant and equipment	4,828	4,749		4,753
Intangible assets	234	263		255
Investment in investees	6,612	7,186	*	7,217
Loans granted to investees	443	83		374
Investments	104	99		101
Total non-current assets	12,419	12,527		12,880
Total assets	14,697	15,082		14,713

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Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

Condensed Separate Interim Information of Financial Position (cont'd)

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million

Liabilities
Debentures, loans and borrowings	1,711	1,664		1,660
Loan from an investee	-	434		434
Trade and other payables	613	716		636
Current tax liabilities	169	716		619
Provisions (Note 5)	51	53		60
Employee benefits	226	220		330
Liability to Eurocom DBS Ltd, related party	6	217	*	233
Dividend payable	665	933		-
Total current liabilities	3,441	4,953		3,972

Debentures and loans	8,398	7,673		7,879
Loan from an investee	325	-		-
Employee benefits	200	211		203
Deferred tax liabilities	64	42		33
Derivatives and other liabilities	242	178		215
Total non-current liabilities	9,229	8,104		8,330

Total liabilities	12,670	13,057		12,302

Capital
Share capital	3,878	3,864		3,874
Share premium	384	314		368
Reserves	286	365		308
Deficit	(2,521)	(2,518)		(2,139)
Total equity attributable to equity holders of the Company	2,027	2,025		2,411
Total liabilities and equity	14,697	15,082		14,713

Shaul Elovitch	Stella Handler	Alon Raveh
Chairman of the Board of Directors	CEO	CFO Bezeq Group

Date of approval of the financial statements: November 22, 2016

*	Reclassified due to a business combination measured in the preceding year by provisional amounts, see Note 1.3.1

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	3,301	3,319	1,089	1,101	4,407

Costs of activity
Salaries	672	685	225	232	912
Depreciation and amortization	556	540	188	184	725
Operating and general expenses (Note 3)	525	542	183	186	721
Other operating income, net (Note 4)	(47)	(169)	(26)	(13)	(99)
Cost of Activities	1,706	1,598	570	589	2,259

Operating profit	1,595	1,721	519	512	2,148
Financing expenses (income)
Financing expenses	326	333	102	142	362
Financing income	(27)	(20)	(9)	(4)	(30)
Financing expenses, net	299	313	93	138	332

Profit after financing expenses, net	1,296	1,408	426	374	1,816
Share in earnings of investees, net	62	368	51	151	397
Profit before taxes on income	1,358	1,776	477	525	2,213
Taxes on income	299	424	83	118	492
Profit for the period attributable to the owners of the Company	1,059	1,352	394	407	1,721

Condensed Separate Interim Information of Comprehensive Income

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,059	1,352	394	407	1,721
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	(6)	-	(1)	(33)	7

Total comprehensive income for the period attributable to equity holders of the Company	1,053	1,352	393	374	1,728

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

Condensed Separate Interim Information of Cash Flows

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	1,059	1,352	394	407	1,721
Adjustments:
Depreciation and amortization	556	540	188	184	725
Share in earnings of investees, net	(62)	(368)	(51)	(151)	(397)
Financing expenses, net	299	318	95	140	323
Profit from gaining control in an investee	-	(12)	-	-	-
Capital gain, net	(62)	(170)	(22)	(13)	(233)
Income tax expenses	299	424	83	118	492
Miscellaneous	(10)	(6)	(4)	(3)	(19)

Change in trade and other receivables	(50)	(36)	(18)	40	53
Change in trade and other payables	(64)	(57)	15	54	(75)
Change in provisions	(10)	5	(4)	(5)	12
Change in employee benefits	(107)	(9)	(89)	2	104

Net cash (used in) from operating activities due to transactions with subsidiaries	(9)	(24)	21	(1)	2

Net income tax paid	(257)	(267)	(82)	(86)	(350)
Net cash from operating activities	1,582	1,690	526	686	2,358
Cash flows from investing activities
Investment in intangible assets	(57)	(51)	(18)	(14)	(71)
Proceeds from the sale of property, plant and equipment	117	113	22	21	146
Acquisition of financial assets held for trading and others	(855)	(1,029)	-	(300)	(1,535)
Proceeds from the sale of financial assets held for trading and others	644	2,329	-	149	3,065
Purchase of property, plant and equipment	(572)	(601)	(189)	(216)	(778)
Tax payment for shareholders loans	(461)	-	(461)	-	-
Miscellaneous	1	(6)	2	(8)	(7)
Net cash from investment activities due to transactions with subsidiaries	83	223	(2)	26	109
Net cash flows from (used in) investment activities	(1,100)	978	(646)	(342)	929
Cash flow from finance activities
Issue of debentures and receipt of loans	1,661	-	-	-	782
Repayment of debentures and loans	(897)	(802)	(99)	(50)	(1,349)
Dividends paid	(776)	(844)	-	-	(1,777)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(256)	(680)	(198)	-	(680)
Interest paid	(202)	(217)	(16)	(17)	(384)
Miscellaneous	(21)	(7)	-	4	3
Net cash from (used for) financing activities due to transactions with subsidiaries	311	(20)	-	-	(20)
Net cash from (used for) financing operations	(180)	(2,570)	(313)	(63)	(3,425)
Net increase (decrease) in cash and cash equivalents	302	98	(433)	281	(138)
Cash and cash equivalents at beginning of period	110	248	845	65	248
Cash and cash equivalents at the end of the period	412	346	412	346	110

The attached notes are an integral part of these condensed separate interim financial information.

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of preparing financial information

1.1.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2015.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2015 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2016 ("the Consolidated Financial Statements").

The accounting policies used in preparing this condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2015.

1.3.	Reclassified due to a business combination measured in the preceding year.

As a result of completion of the transaction to acquire the entire holdings of Eurocom DBS in DBS shares and shareholders’ loans on June 24, 2015, as set out in Note 11.2 to the Consolidated Statements, various amounts were reclassified as described below.

1.3.1	A business combination measured in the preceding year by provisional amounts.

In the separate financial information as at September 30, 2015, provisional amounts were included for recording of excess cost arising from the acquisition. On completion of the acquisition and the drafting of an agreement in principle with the tax authorities regarding the deductible carryforward losses of DBS, as described in Note 11.2.4 to the Annual Consolidated Financial Statements, amounts were adjusted retrospectively as follows:

	Balance as at September 30, 2015 (unaudited)
	As previously reported	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million

Investment in investees	7,070	116	7,186

Liability to Eurocom DBS	(101)	(116)	(217)

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	1,133	1,194	375	395	1,586
Internet - infrastructure	1,191	1,155	399	385	1,542
Transmission and data communication	804	797	261	267	1,058
Other services	173	173	54	54	221
	3,301	3,319	1,089	1,101	4,407

3.	Operating and general expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	144	152	49	54	202
Marketing and general	142	144	55	49	188
Interconnectivity and payments to communications operators	101	110	34	35	145
Services and maintenance by sub-contractors	50	47	16	17	60
Vehicle maintenance	53	57	18	21	78
Terminal equipment and materials	35	32	11	10	48
	525	542	183	186	721

4.	Other operating expenses, net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Capital gain from the sale of property, plant and equipment (mainly real estate)	(62)	(170)	(22)	(13)	(233)
Provision for severance pay in voluntary redundancy	18	1	3	-	117
Others	(3)	-	(7)	-	17
Other operating expenses, net	(47)	(169)	(26)	(13)	(99)

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 51 million, where provisions are required to cover the exposure arising from such litigation.

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2016 (unaudited)

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of September 30, 2016, due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 2.7 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages) In addition, the Company has further exposure in the amount of NIS 937 million for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to date of the financial statements, claims for which exposure amounted to NIS 146 million were concluded.

For further information concerning contingent liabilities see Note 7 to the Consolidated Statements.

6.	Dividends from investees

6.1	In May 2016, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in March 2016, in the amount of NIS 66 million.

6.2	In May 2016, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in February 2016, in the amount of NIS 83 million.

6.3	In May 2016, Walla Communications Ltd. paid a cash dividend to the Company, which was announced in February 2016, in the amount of NIS 434 million. The dividend was received through offsetting a loan that the Company received from Walla and that was due to be repaid on the same date.

6.4	In October 2016, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in August 2016, in the amount of NIS 26 million.

6.5	In October 2016, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in August 2016, in the amount of NIS 59 million.

7.	Events in and subsequent to the reporting period

7.1	On February 10, 2016, the Company provided Bezeq International a loan in the amount of NIS 125 million to be repaid in three equal annual installments from February 2017. The loan bears annual interest of 2.56%.

7.2	On May 23, 2016, the Company received a loan from Pelephone in the amount of NIS 325 million. The loan bears annual interest of 3.41% and is repayable in four equal annual installments from December 1, 2022.

7.3	On September 5, 2016, the Company provided Bezeq International a loan in the amount of NIS 20 million to be repaid in a single payment on September 11, 2017. The loan bears annual interest of 2.56%.

The loan offset the payment of loans provided in previous years, on the same date.

7.4	On November 6, 2016, the Company provided DBS a loan in the amount of NIS 65 million to be repaid in four equal installments from 2022-2025. The loan bears annual interest of 3.6%.

7.5	For further information concerning income tax see Note 5 to the Consolidated Statements.

7.6	For further information concerning employee retirement see Note 8 to the Consolidated Statements.

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